Exhibit 12.1

Niska Gas Storage Partners LLC
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

	Niska Predecessor Historical								Niska
	Period from May 12, 2006 to March 31,		Year Ended March 31,						Six Months Ended September 30,
	2007(1)(2)		2008(2)		2009(2)		2010(2)		2010(3)(4)
Earnings:
Net earnings (loss)	$41,358		$44,965		$96,949		$121,149		$21,425
Less: capitalized interest	—		—		—		(574)		(971)
Total earnings	41,358		44,965		96,949		120,575		20,454

Fixed Charges
Interest and debt expense	60,188		73,853		53,486		38,119		38,167
Capitalized interest	—		—		—		574		971
Portion of rentals representing and interest factor	293		573		490		653		603
Total fixed charges	60,481		74,426		53,976		39,346		39,741

Earnings (deficit) available for (applied to) fixed charges	$101,839		$119,391		$150,925		$159,921		$60,195

Ratio of earnings to fixed charges	1.7	x	1.6	x	2.8	x	4.1	x	1.5	x

(1)                        Period data includes Wild Goose from November 16, 2006 to March 31, 2007.

(2)                        Represents data from Niska Predecessor for the period prior to our IPO.

(3)                        Represents data from Niska Predecessor for the period from April 1, 2010 to May 16, 2010 and data from Niska for the period from May 17, 2010 to September 30, 2010.

(4)                        Fixed charges changed significantly March 5, 2010 with the issuance of the debt that is the subject of this document.